Exhibit 99
MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel   (905) 726-2462
                                          Fax   (905) 726-7164

                            PRESS RELEASE
              MAGNA ANNOUNCES PROPOSALS TO TAKE PRIVATE
                      ITS PUBLIC SUBSIDIARIES


October 25, 2004, Aurora, Ontario, Canada - Magna International Inc.
(TSX: MG.A, MG.B; NYSE: MGA)
announced today that it has made separate proposals to the respective boards of directors of its three public subsidiaries, Intier Automotive Inc. (TSX: IAI.A; NASDAQ: IAIA), Decoma International Inc. (TSX: DEC.A; NASDAQ: DECA) and Tesma International Inc. (TSX: TSM.A;
NASDAQ: TSMA), in each case, to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, is independent and not conditional on completion of the other transactions.

Under the Intier proposal, shareholders of Intier would receive 0.3847 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Intier shareholders in the proposed transaction would be capped at Cdn. $125 million, representing approximately half of the total consideration contemplated by the proposal based on the VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ended October 22, 2004, being the last trading day prior to the making of the proposals. If shareholders elect to receive cash in excess of Cdn. $125 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares. Based on the VWAP of Magna's Class A Subordinate Voting Shares over the past 20 trading days, the consideration offered represents a premium of approximately 36.5% over the VWAP of Intier's Class A Subordinate Voting Shares over the same period.

Under the Decoma proposal, shareholders of Decoma would receive 0.1453 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Decoma or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Decoma shareholders in the proposed transaction would be capped at Cdn. $150 million, representing approximately half of the total consideration contemplated by the proposal based on the VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ended October 22, 2004, being the last trading day prior to the making of the proposals. If shareholders elect to receive cash in excess of Cdn. $150 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares. Based on the VWAP of Magna's Class A Subordinate Voting Shares over the past 20 trading days, the consideration offered represents a premium of approximately 26.3% over the VWAP of Decoma's Class A Subordinate Voting Shares over the same period.

Under the Tesma proposal, shareholders of Tesma would receive 0.4388 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Tesma or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Tesma shareholders in the proposed transaction would be capped at Cdn. $350 million, representing approximately half of the total consideration contemplated by the proposal based on the VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ended October 22, 2004, being the last trading day prior to the making of the proposals. If shareholders elect to receive cash in excess of Cdn. $350 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares. Based on the VWAP of Magna's Class A Subordinate Voting Shares over the past 20 trading days, the consideration offered represents a premium of approximately 33.3% over the VWAP of Tesma's Class A Subordinate Voting Shares over the same period.

Based on the VWAP of Magna's Class A Subordinate Voting Shares over the
20 trading days ended October 22, 2004, the total purchase price for the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna is approximately Cdn. $1.3 billion. The total purchase price would be satisfied by the issuance of approximately 13.9 million Magna Class A Subordinate Voting Shares, in the event shareholders of the subsidiaries receive all stock, or approximately 7.1 million Magna Class A Subordinate Voting Shares and Cdn. $625 million in cash, in the event shareholders of the subsidiaries elect to receive the maximum amount of cash.

Each of the proposed transactions is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to applicable securities laws, including the Ontario rules that specifically govern going-private transactions of this nature. In addition to court approval, each transaction would require the approval of the shareholders of each subsidiary, including by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders.

Under the terms of the proposals and as required by Ontario law, the respective boards of directors of Intier, Decoma and Tesma would each establish an independent committee to consider the proposal from Magna. Each independent committee would retain legal and financial advisors to assist it and in particular would engage and supervise a financial advisor to prepare a formal valuation of its Class A Subordinate Voting Shares. Proxy solicitation materials would be prepared by each of Intier, Decoma and Tesma in connection with the respective special meetings of shareholders to be called to consider the plan of arrangement. The proxy materials for each meeting would disclose the relevant formal valuation and would also contain whatever recommendation the independent members of its board of directors deem appropriate following the conclusion of their deliberations and taking into account the advice received from their legal and financial advisors.

Magna currently owns an approximate (i) 86% equity interest in Intier as well as approximately U.S. $218 million in convertible preferred shares and has the right to cast approximately 99% of the votes attached to Intier's outstanding shares, (ii) 74% equity interest in Decoma as well as approximately Cdn. $200 million in convertible preferred shares and has the right to cast approximately 97% of the votes attached to Decoma's outstanding shares and (iii) 44% equity interest in Tesma and has the right to cast approximately 89% of the votes attached to Tesma's outstanding shares.

For further information: please contact Vincent J. Galifi, Magna's Executive Vice-President and Chief Financial Officer, at (905) 726-7100.


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    Magna will hold a conference call for interested analysts and shareholders to discuss the proposals this morning at 8:00 a.m. EDT. The conference call will be co-chaired by Mark T. Hogan, Magna's President and Vincent J. Galifi, Magna's Executive Vice-President and Chief Financial Officer.

    The number to use for this call is 1-888-706-4263. The number for overseas callers is 1-416-641-6702. Please call in 10 minutes prior to the call. Magna will also webcast the conference call at www.magna.com.
    A slide presentation accompanying the conference call will be on Magna's website prior to the call. Both the webcast and the slide presentation can be found in the Investor Relations section of Magna's website.
    For teleconferencing questions, please call 905-726-7103.
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Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Our products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.

Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries. For further information on Magna, please visit www.magna.com.

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties principally relate to the risks associated with the automotive industry. In addition, for a more detailed discussion, reference is made to the risks, assumptions, uncertainties and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.